Exhibit 99.1

Execution Version

NUTRIEN LTD.

TERMS AGREEMENT

Debt Securities

November 7, 2022

To: The Underwriters identified herein

Ladies and Gentlemen:

The undersigned Nutrien Ltd. (the “Company”) agrees to sell to the several Underwriters named in Schedule A hereto (collectively, the “Underwriters”) for their respective accounts, on and subject to the terms and conditions of the Underwriting Agreement attached hereto as Exhibit I (the “Underwriting Agreement”), the following securities on the following terms:

Title: 5.900% Notes due November 7, 2024 (the “2024 Notes”) and 5.950% Notes due November 7, 2025 (the “2025 Notes” and, together with the 2024 Notes, the “Notes”)

Principal Amount:	2024 Notes: $500,000,000
2025 Notes: $500,000,000

Interest: 5.900% per annum in the case of the 2024 Notes and 5.950% per annum in the case of the 2025 Notes, in each case payable semiannually on November 7 and May 7, commencing May 7, 2023, to holders of record on the preceding October 23 or April 22, as the case may be

Maturity:	2024 Notes: November 7, 2024
2025 Notes: November 7, 2025

Optional Redemption: The 2024 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Company’s final U.S. and Canadian prospectus supplements, dated November 7, 2022 (the “Final Prospectus Supplements”).

The 2025 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Final Prospectus Supplements.

Redemption for Changes in Withholding Taxes: If the Company is, or there is a substantial probability that the Company will be, required to pay additional amounts as a result of changes in laws applicable to tax-related withholdings or deductions in respect of payment on either series of the Notes, the Company will have the option to redeem the respective series of Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount of such series of the Notes, plus any accrued and unpaid interest, if any, to the redemption date and any additional amounts that may then be payable, as more fully described in the Final Prospectus Supplements.

Listing: None

Lock-up Period (pursuant to Section 4(j) of the Underwriting Agreement): From the date hereof through November 9, 2022

Underwriting Discount: 2024 Notes: 0.250% of the principal amount of the 2024 Notes; 2025 Notes: 0.400% of the principal amount of the 2025 Notes

Payment by Underwriters: 2024 Notes: 99.710% of the principal amount of the 2024 Notes, plus accrued interest, if any, from and including November 9, 2022; 2025 Notes: 99.492% of the principal amount of the 2025 Notes, plus accrued interest, if any, from and including November 9, 2022

Expected Reoffering Price: 2024 Notes: 99.960% of the principal amount of the 2024 Notes, subject to change by the Representatives; 2025 Notes: 99.892% of the principal amount of the 2025 Notes, subject to change by the Representatives

Applicable Time: 3:50 p.m. (Eastern Time) on the date of this Terms Agreement

Final Term Sheet: The Company will prepare and file a final term sheet relating to the Notes as contemplated in Section 4(c) of the Underwriting Agreement

Closing: 10:00 a.m. (Eastern Time) on November 9, 2022, at the offices of Blake, Cassels & Graydon LLP, Calgary, Alberta, Canada, in Federal (same day) funds

Settlement and Trading:	Book-Entry only via DTC

Lead Underwriter:	Barclays Capital Inc.

Representatives:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC

The respective principal amounts of the Notes to be purchased by each of the Underwriters are set forth opposite their names in Schedule A hereto.

The provisions of the Underwriting Agreement form a part hereof.

For purposes of Sections 2, 5 and 7 of the Underwriting Agreement, the only information furnished to the Company by any Underwriter for use in the General Disclosure Package (as defined in the Underwriting Agreement) or the Final Prospectus Supplements consists of the following information in the Company’s preliminary U.S. and Canadian prospectus supplement, dated November 7, 2022 (the “Preliminary Prospectus Supplements”), and the Final Prospectus Supplements:

(i)

the information in the third sentence under the caption “Risk Factors—There are no established trading markets through which either series of Notes may be sold and your ability to transfer the Notes of either series may be limited” in the Preliminary U.S. Prospectus Supplement and the Final U.S. Prospectus Supplement and the third sentence under the caption “Risk Factors—There are no established trading markets through which either series of Notes may be sold and your ability to transfer the Notes of either series may be limited” in the Preliminary Canadian Prospectus Supplement and the Final Canadian Prospectus Supplement;

(ii)

the information in the first and second sentences of the first paragraph under the caption “Underwriting (Conflicts of Interest)—Commissions and Discounts” in the Preliminary U.S. Prospectus Supplement and the Final U.S. Prospectus Supplement and in the first and second sentences of the first paragraph under the caption “Underwriting (Conflicts of Interest)—Commissions and Discounts” in the Preliminary Canadian Prospectus Supplement and the Final Canadian Prospectus Supplement;

(iii)

the information in the third sentence of the paragraph under the caption “Underwriting (Conflicts of Interest)—New Issue of Notes” in the Preliminary U.S. Prospectus Supplement and the Final U.S. Prospectus Supplement and the information in the third sentence of the first paragraph under the caption “Underwriting (Conflicts of Interest)—New Issue of Notes” in the Preliminary Canadian Prospectus Supplement and the Final Canadian Prospectus Supplement; and

(iv)

the information in the first paragraph under the caption “Underwriting (Conflicts of Interest)—Relationships Between Nutrien and Certain Underwriters” in the Preliminary U.S. Prospectus Supplement and the Final U.S. Prospectus Supplement and the information in the first paragraph under the caption “Underwriting (Conflicts of Interest)—Relationships Between Nutrien and Certain Underwriters” in the Canadian Prospectus Supplement and the Final Canadian Prospectus Supplement.

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

NUTRIEN LTD.

By:	/s/ Pedro Farah
	Name:	Pedro Farah
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Robert A. Kirkpatrick
	Name:	Robert A. Kirkpatrick
	Title:	Senior Vice President and Corporate Secretary

The foregoing Terms Agreement is hereby confirmed

and accepted as of the date first above written.

BARCLAYS CAPITAL INC.

By:	/s/ Meghan Maher

on behalf of itself and as Lead Underwriter of the several Underwriters

Name:	Meghan Maher
Title:	Managing Director

SCHEDULE A TO TERMS AGREEMENT

Underwriter	Principal Amount of 2024 Notes	Principal Amount of 2025 Notes
	U.S. dollars
Barclays Capital Inc.	50,000,000	50,000,000
BofA Securities, Inc.	50,000,000	50,000,000
Goldman Sachs & Co. LLC	50,000,000	50,000,000
RBC Capital Markets, LLC	40,000,000	40,000,000
Scotia Capital (USA) Inc.	40,000,000	40,000,000
TD Securities (USA) LLC	40,000,000	40,000,000
BMO Capital Markets Corp.	25,000,000	25,000,000
CIBC World Markets Corp.	25,000,000	25,000,000
Rabo Securities USA, Inc.	25,000,000	25,000,000
Citigroup Global Markets Inc.	15,000,000	15,000,000
HSBC Securities (USA) Inc.	15,000,000	15,000,000
J.P. Morgan Securities LLC	15,000,000	15,000,000
Morgan Stanley & Co. LLC	15,000,000	15,000,000
MUFG Securities Americas Inc.	15,000,000	15,000,000
PNC Capital Markets LLC	15,000,000	15,000,000
SMBC Nikko Securities America, Inc.	15,000,000	15,000,000
Wells Fargo Securities, LLC	15,000,000	15,000,000
ANZ Securities, Inc.	10,000,000	10,000,000
Santander Investment Securities Inc.	10,000,000	10,000,000
U.S. Bancorp Investments, Inc.	10,000,000	10,000,000
Academy Securities, Inc.	2,500,000	2,500,000
Drexel Hamilton, LLC	2,500,000	2,500,000

Total	$500,000,000	$500,000,000

SCHEDULE B TO TERMS AGREEMENT

(referred to in Sections 2 and 5 of the Underwriting Agreement)

1.	Statutory Prospectus included in the General Disclosure Package

1. U.S. Shelf Prospectus and Canadian Shelf Prospectus, each dated March 11, 2022, as amended and supplemented (including by a U.S. Preliminary Prospectus or a Canadian Preliminary Prospectus, respectively)

2.	General Use Issuer Free Writing Prospectus (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” consists of the following document:

1. Final term sheet, dated November 7, 2022, a copy of which is attached hereto

3.	Issuer Free Writing Prospectus

The use of each of the following Issuer Free Writing Prospectuses has been consented to by the Company and the Representatives pursuant to Section 5(a)(iii) of the Underwriting Agreement:

Filed Pursuant to Rule 433

Registration No. 333-263275

November 7, 2022

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	5.900% Notes due November 7, 2024 (the “2024 Notes”)

5.950% Notes due November 7, 2025 (the “2025 Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered—Registration Statement No. 333-263275

Ranking:	Senior, Unsecured

Principal Amount:	2024 Notes: $500,000,000

2025 Notes: $500,000,000

Pricing Date:	November 7, 2022

Expected Settlement Date:	November 9, 2022 (T+2)

Maturity Date:	2024 Notes: November 7, 2024

2025 Notes: November 7, 2025

Interest Payment Dates:	2024 Notes: November 7 and May 7 of each year

2025 Notes: November 7 and May 7 of each year

First Interest Payment Date:	2024 Notes: May 7, 2023

2025 Notes: May 7, 2023

Benchmark Treasury:	2024 Notes: 4.375% due October 31, 2024

2025 Notes: 4.250% due October 15, 2025

Benchmark Treasury Price:	2024 Notes: 99-11 1⁄4

2025 Notes: 98-30

Benchmark Treasury Yield:	2024 Notes: 4.722%

2025 Notes: 4.640%

Spread to Benchmark Treasury:	2024 Notes: T + 120 basis points

2025 Notes: T + 135 basis points

Reoffer Yield:	2024 Notes: 5.922%

2025 Notes: 5.990%

Coupon:	2024 Notes: 5.900% payable semi-annually

2025 Notes: 5.950% payable semi-annually

Price to Public:	2024 Notes: 99.960%

2025 Notes: 99.892%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	The 2024 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated November 7, 2022 (the “Preliminary Prospectus Supplements”).

The 2025 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

CUSIP Number / ISIN Number:	2024 Notes: 67077MAZ1 / US67077MAZ14 2025 Notes: 67077MAY4 / US67077MAY49

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. Goldman Sachs & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:

BMO Capital Markets Corp.

CIBC World Markets Corp.

Rabo Securities USA, Inc.

Citigroup Global Markets Inc.

HSBC Securities (USA) Inc.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

ANZ Securities, Inc.

Santander Investment Securities Inc.

U.S. Bancorp Investments, Inc.

Academy Securities, Inc.

Drexel Hamilton, LLC

*            *             *

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 11, 2022, as supplemented by a preliminary prospectus supplement, dated November 7, 2022, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 and Goldman Sachs & Co. LLC at 1-866-471-2526.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

NUTRIEN LTD.

UNDERWRITING AGREEMENT

Debt Securities

1.     Introductory. Nutrien Ltd., a corporation organized under the laws of Canada (the “Company”), proposes to issue and sell from time to time certain of its unsecured debt securities (the “Registered Securities”) registered under the registration statement referred to in this Section 1, below. The Registered Securities will be issued under an indenture, dated as of April 10, 2018 (the “Indenture”), between the Company and The Bank of New York Mellon, as trustee (the “Trustee”), in one or more series, which series may vary as to interest rates, maturities, redemption provisions, selling prices and other terms, with all such terms for any particular series of the Registered Securities being determined at the time of sale. Particular series of the Registered Securities will be sold pursuant to a Terms Agreement referred to in Section 3, for resale in accordance with terms of offering determined at the time of sale.

The Registered Securities involved in any such offering are hereinafter referred to as the “Offered Securities.” The firm or firms that agree to purchase the Offered Securities are hereinafter referred to as the “Underwriters” of such securities, and the representative or representatives of the Underwriters, if any, specified in a Terms Agreement referred to in Section 3 are hereinafter referred to as the “Representatives”; provided, however, that if the Terms Agreement does not specify any representative of the Underwriters, the term “Representatives,” as used in this agreement (other than in Sections 2(c), 5(c) and 7 and the second sentence of Section 3), shall mean the Underwriters.

The Company has prepared and filed with the securities regulatory authorities (the “Qualifying Authorities”) in each of the provinces of Canada (the “Qualifying Provinces”) (i) a preliminary short form base shelf prospectus, dated March 3, 2022 (the “Canadian Preliminary Base Shelf Prospectus”), in the English and French languages relating to US$5,000,000,000 of common shares, preferred shares, subscription receipts, debt securities, share purchase contracts and units (collectively, the “Shelf Securities”) under the rules and procedures established in National Instrument 44-102 of the Canadian Securities Administrators (the “Shelf Procedures”) and (ii) a final short form base shelf prospectus, in the English and French languages, dated March 11, 2022, relating to US$5,000,000,000 of the Shelf Securities (the “Canadian Final Base Shelf Prospectus”). The Canadian Final Base Shelf Prospectus together with the documents incorporated by reference therein filed with the Qualifying Authorities is hereinafter referred to as the “Canadian Shelf Prospectus.” The term “Canadian Prospectus” shall mean the Canadian Preliminary Prospectus (as defined below) until such time as the Canadian Final Prospectus (as defined below) is filed with the Qualifying Authorities, after which time “Canadian Prospectus” shall mean the Canadian Final Prospectus.

The Company has also prepared and filed with the United States Securities and Exchange Commission (the “Commission”) a registration statement on Form F-10 (File No. 333-263275), as amended, relating to the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”) (the various parts of such registration statement, including all exhibits thereto but excluding the Form T-1 (described below) and including the documents incorporated by reference in the prospectus contained in such registration statement at the time it became effective, as amended at the time such registration statement became effective and including any post-effective amendment thereto, each in the form heretofore delivered or to be delivered to the Representatives, the “Registration Statement”). The term “U.S. Shelf Prospectus” shall mean the base prospectus relating to the Shelf Securities filed as part of the Registration Statement, in the form in which it has most recently been filed with the Commission on or prior to the date of this agreement. The term “U.S. Prospectus” shall refer to the U.S. Preliminary Prospectus (as defined below), until such time as a U.S. Final Prospectus (as defined below) is thereafter (whether or not such prospectus is required to be filed pursuant to the rules and regulations of the

Commission under the Securities Act (the “Securities Act Regulations”)) furnished to the Underwriters after the execution of this agreement, after which time the term “U.S. Prospectus” shall refer to the U.S. Final Prospectus.

In addition, the Company (i) has prepared and filed (A) with the Qualifying Authorities pursuant to the Shelf Procedures, a preliminary prospectus supplement, dated November 7, 2022, relating to the Offered Securities and including the Canadian Final Base Shelf Prospectus (the “Canadian Preliminary Prospectus”) and (B) with the Commission, in accordance with General Instruction II.L. of Form F-10, a preliminary prospectus supplement, dated November 7, 2022, consisting of the Canadian Preliminary Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations and including the U.S. Shelf Prospectus (the “U.S. Preliminary Prospectus”), and (ii) will prepare and file, (A) with the Qualifying Authorities, pursuant to the Shelf Procedures, a final prospectus supplement including the Canadian Final Base Shelf Prospectus (the “Canadian Final Prospectus”), on or before the earlier of the date the Canadian Final Prospectus is first sent or delivered to a purchaser or a prospective purchaser of Offered Securities and two Business Days (the term “Business Day” means any day other than a day on which banks are permitted or required to be closed in the City of New York or Saskatoon, Canada) after the date hereof, and (B) with the Commission, in accordance with General Instruction II.L. of Form F-10, a final prospectus supplement consisting of the Canadian Final Prospectus with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act Regulations and including the U.S. Shelf Prospectus (the “U.S. Final Prospectus”).

The U.S. Final Prospectus and the Canadian Final Prospectus are referred to herein as the “Prospectus”. Any amendment to the Canadian Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws of the Qualifying Provinces prior to the Closing Date (as hereinafter defined) or, where such document is deemed to be incorporated by reference into the Canadian Prospectus from the date of this agreement and prior to the expiry of the period of distribution of the Offered Securities, is referred to herein collectively as the “Supplementary Material.”

For purposes of this agreement, all references to the Registration Statement, the U.S. Shelf Prospectus, any U.S. Preliminary Prospectus, the U.S. Final Prospectus, or any amendment or supplement to any of the foregoing shall be deemed to include the copy filed with the Commission pursuant to its Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”). For purposes of this agreement, all references to the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus and the Canadian Final Prospectus, the documents incorporated by reference in the Canadian Prospectus, or any amendment or supplement to any of the foregoing (including any Supplementary Material), shall be deemed to include the copy filed with the Qualifying Authorities pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”). In connection with the filing of the Registration Statement, the Company has also caused the Trustee to prepare and file with the Commission a Statement of Eligibility under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), on Form T-1.

All references in this agreement to financial statements and schedules and other information which is “contained,” “included,” “incorporated by reference” or “stated” (and other references of like import) in the Registration Statement, the Canadian Preliminary Base Shelf Prospectus, the Canadian Final Base

Shelf Prospectus, the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus (collectively, the “Filed Documents”) shall be deemed to mean and include all such financial statements and schedules and other information filed or furnished under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the securities laws applicable in the Qualifying Provinces and incorporated, or deemed to be incorporated, by reference in any one or more of the Filed Documents, and all references in this agreement to amendments or supplements (and other references of like import) to any one or more of the Filed Documents (including any Supplementary Material) shall be deemed to mean and include the filing of any document under the Exchange Act or the securities laws applicable in the Qualifying Provinces which is incorporated, or deemed to be incorporated, by reference in any one or more of the Filed Documents.

2.     Representations and Warranties of the Company. The Company, as of the date of each Terms Agreement referred to in Section 3, represents and warrants to, and agrees with, each Underwriter that:

(a) Compliance with Registration Requirements. The Company meets the requirements under the securities laws, rules, regulations, instruments and orders applicable in each of the Qualifying Provinces (the “Canadian Securities Laws”) as interpreted and applied by the Qualifying Authorities for the use of a short form shelf prospectus with respect to the distribution of securities under the Shelf Procedures, including the Offered Securities. The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act.

(b) Registration Statement Effective. The Canadian Preliminary Prospectus has been filed with the Qualifying Authorities and no order suspending the distribution of the Offered Securities has been issued by any of the Qualifying Authorities and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by any of the Qualifying Authorities. The Registration Statement became effective on filing of Amendment No. 1 thereto pursuant to Rule 467(a) under the Securities Act and no order suspending the effectiveness of the Registration Statement or any part thereof has been issued under the Securities Act and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission; the U.S. Shelf Prospectus and the Canadian Shelf Prospectus, as amended and supplemented (including by a U.S. Preliminary Prospectus or Canadian Preliminary Prospectus, respectively) immediately prior to the Applicable Time (as defined in any Terms Agreement referred to in Section 3), are hereinafter called the “Statutory Prospectus”; any “issuer free writing prospectus,” as defined in Rule 433 under the Securities Act, relating to the Offered Securities in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company’s records pursuant to Rule 433(g) under the Securities Act is hereinafter referred to as a “Issuer Free Writing Prospectus”; any Issuer Free Writing Prospectus that is intended for general distribution to prospective investors, as evidenced by its being so specified in Schedule B to a Terms Agreement is hereinafter referred to as a “General Use Issuer Free Writing Prospectus”; and any Issuer Free Writing Prospectus that is not a General Use Issuer Free Writing Prospectus is hereinafter referred to as a “Limited Use Issuer Free Writing Prospectus.”

(c) Registration Statement and Prospectus Not Misleading.

(i) the Canadian Preliminary Prospectus, at the time of filing thereof, conformed in all material respects with the securities laws applicable in the Qualifying Provinces, including the Shelf Procedures, as interpreted and applied by the Qualifying Authorities; (ii) the U.S. Preliminary Prospectus, at the time of filing thereof, conformed in all material respects to the Canadian Preliminary Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations; (iii) at the time the Registration Statement became effective, at the Applicable Time and at the Closing Date, the

Registration Statement conforms, and any further amendments to the Registration Statement will conform, in all material respects to the requirements of the Securities Act, the Trust Indenture Act and the Securities Act Regulations, and did not and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading; (iv) the Canadian Final Prospectus, as of its date, at the time of filing the Canadian Final Prospectus and on the Closing Date conforms or will conform, and any further amendments or supplements to the Canadian Final Prospectus will conform, in all material respects with the securities laws applicable in the Qualifying Provinces, including the Shelf Procedures, as interpreted and applied by the Qualifying Authorities and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; (v) the U.S. Final Prospectus, as of its date, at the time of filing the U.S. Final Prospectus and on the Closing Date conforms or will conform, and any further amendments or supplements to the U.S. Final Prospectus will conform, in all material respects to the Canadian Final Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable Securities Act Regulations, and will not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing does not apply to statements in or omissions from any of such documents made in reliance upon and in conformity with information furnished in writing to the Company by any Underwriter through the Representatives expressly for use therein.

(d) General Disclosure Package. For the purposes of this agreement, the “Applicable Time” is the time set forth in the applicable Terms Agreement referred to in Section 3; as of the Applicable Time, neither (i) the General Use Issuer Free Writing Prospectus(es) issued at or prior to the Applicable Time, the Statutory Prospectus identified in Schedule B to the Terms Agreement attached hereto (which is the most recent Statutory Prospectus distributed to investors generally) and any other documents listed or information stated in Schedule B to the Terms Agreement attached hereto to be included in the General Disclosure Package, all considered together (collectively, the “General Disclosure Package”) or (ii) any individual Limited Use Issuer Free Writing Prospectus, when considered together with the General Disclosure Package, included any untrue statement of a material fact or omitted to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus did not conflict with the information contained in the Registration Statement, the Statutory Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the General Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in the General Disclosure Package or an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by any Underwriter through the Representatives expressly for use therein.

(e) Documents Incorporated by Reference. (i) Each document filed or to be filed with the Qualifying Authorities and incorporated or deemed to be incorporated by reference in the Canadian Prospectus complied or will comply when so filed and at the Closing Date in all material respects with the disclosure requirements under securities laws applicable in the Qualifying Provinces as interpreted and applied by the relevant Qualifying Authorities, and none of such documents when read together with the other information in the Canadian Prospectus, contained or will contain at the time of its filing and at the Closing Date any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading; and (ii) the documents incorporated or deemed to be incorporated by reference in the Registration Statement, the U.S. Shelf Prospectus, the U.S. Preliminary Prospectus and the U.S. Final Prospectus or otherwise deemed to be a part thereof or included therein, at the time they were or hereafter are filed with the Commission, conformed in all material respects to the requirements of the Securities Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, and when read together with the other information in (A) the U.S. Shelf Prospectus, at the time the Registration Statement became effective, (B) the General Disclosure Package, at the Applicable Time, and (C) the U.S. Final Prospectus, as of its date and at the Closing Date, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were or are made, not misleading.

(f) Taxation. Subject to the assumptions, limitations, qualifications and conditions set forth therein, the statements made in the General Disclosure Package and the Prospectus under the headings “Certain Income Tax Considerations—Certain U.S. Federal Income Tax Considerations”, insofar as they relate to matters of United States federal income tax law, and “Certain Income Tax Considerations—Certain Canadian Federal Income Tax Considerations”, insofar as they relate to matters of Canadian federal income tax law, constitute a fair summary in all material respects of the matters so discussed and applicable to the holders of Offered Securities described therein.

(g) Incorporation of the Company. The Company has been organized and exists as a corporation under the laws of Canada, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package and the Prospectus; and the Company is duly qualified or registered as an extra-provincial corporation or a foreign corporation to do business in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification or registration, except where the failure to be so qualified or registered would not individually or in the aggregate have a material adverse effect on the financial condition, business, properties or results of operations of the Company and its consolidated subsidiaries taken as one enterprise (a “Material Adverse Effect”).

(h) Organization of Subsidiaries. Each material subsidiary of the Company is set forth on Schedule A hereto (each, a “Nutrien Subsidiary”). Each Nutrien Subsidiary is a corporation, general partnership or limited partnership duly incorporated or formed, as the case may be, existing in good standing under the laws of the jurisdiction of its incorporation or formation, with power and authority (corporate and other) to own its properties and conduct its business as described in the General Disclosure Package and the Prospectus; and each Nutrien Subsidiary is duly qualified or registered to do business as an extra-provincial corporation, foreign corporation, general partnership or limited partnership in good standing in all other jurisdictions in which its ownership or lease of property or the conduct of its business requires such qualification or registration, except where the failure to be so qualified or registered would not individually or in the aggregate have a Material Adverse Effect; all of the issued and outstanding capital stock or equity interests of each Nutrien Subsidiary has been duly authorized and validly issued and is fully paid and non-assessable; and the capital stock or equity interests of each Nutrien Subsidiary is owned directly or indirectly by the Company free from liens, encumbrances and defects incurred or arising otherwise than in the ordinary course of business.

(i) Indenture and Offered Securities. The Indenture has been duly authorized, executed and delivered and constitutes the valid and binding obligation of the Company, enforceable in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and remedies and to general equity principles; the Indenture has been duly qualified under the Trust Indenture Act, it being understood that the Indenture is exempt from the operation of Sections 310(a)(3), 310(a)(4), 310(b)

through 316(a) and 316(c) through 318(a) of the Trust Indenture Act pursuant to Rule 4d-9 promulgated thereunder; the Offered Securities have been duly authorized; and when the Offered Securities are delivered and paid for pursuant to the Terms Agreement on the Closing Date (as defined below), such Offered Securities will have been duly executed, authenticated, issued and delivered in accordance with the terms of the Indenture, will conform in all material respects to the description thereof contained in the General Disclosure Package, the Prospectus and the Indenture, and will constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(j) No Consents. No consent, approval, authorization, order, filing, registration or qualification of or with any governmental agency or body or any court is required for the consummation by the Company of the transactions contemplated by the Terms Agreement (including the provisions of this agreement) in connection with the issuance and sale of the Offered Securities by the Company, except such as have been or will be obtained or made under applicable Canadian Securities Laws, the Canada Business Corporations Act, the Securities Act, the Exchange Act or such as may be required under state securities laws or the securities laws of any jurisdiction outside the United States in which the Offered Securities are offered and sold.

(k) No Breach or Default. The execution, delivery and performance by the Company of the Indenture, the Terms Agreement (including the provisions of this agreement) and the issuance and sale of the Offered Securities and compliance with the terms and provisions thereof by the Company will not conflict with or result in a breach or violation of any of the terms and provisions of, or constitute a default under, (i) any of the provisions of the charter or by-laws (or similar organizational documents) of the Company or any Nutrien Subsidiary; (ii) any statute, any rule, regulation or order of any governmental agency or body or any court, domestic or foreign, having jurisdiction over the Company or any Nutrien Subsidiary or any of their properties, or (iii) any material agreement or instrument to which the Company or any Nutrien Subsidiary is a party or by which the Company or any Nutrien Subsidiary is bound or to which any of the properties of the Company or any Nutrien Subsidiary is subject, except, in in the case of clause (ii) and (iii), for such breaches, violations or defaults that would not, individually or in the aggregate, have a Material Adverse Effect or a material adverse effect on the ability of the Company to perform its obligations under the Indenture or the Terms Agreement (including the provisions of this agreement), including the issuance and sale of the Offered Securities.

(l) Authorization of Terms Agreement. The Terms Agreement (including the provisions of this agreement) has been duly authorized, executed and delivered by the Company.

(m) Properties. Except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Nutrien Subsidiaries have good and marketable title to all real properties and all other properties and assets described in the General Disclosure Package and the Prospectus as being owned by them, in each case free from liens, encumbrances and defects that would materially affect the value thereof or materially interfere with the use made or to be made thereof by them, except to the extent that the failure to hold any such title would not have a Material Adverse Effect; and, except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Nutrien Subsidiaries hold any leased real or personal property described in the General Disclosure Package and the Prospectus as being leased by them under valid and enforceable leases with no exceptions that would materially interfere with the use made or to be made thereof by them, except to the extent that the failure so to hold any such leased property would not individually or in the aggregate have a Material Adverse Effect.

(n) Permits. Except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Nutrien Subsidiaries possess adequate certificates, approvals, licenses, franchises,

authorizations or permits (collectively, “Permits”) issued by appropriate governmental agencies or bodies necessary to conduct the business now operated by them, except where the failure to have any such Permit would not individually or in the aggregate have a Material Adverse Effect; and, except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Nutrien Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any Permit that, if determined adversely to the Company or any of the Nutrien Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(o) Labor. No labor dispute with the employees of the Company or any Nutrien Subsidiary exists or, to the knowledge of the Company, is threatened that would have a Material Adverse Effect.

(p) Intellectual Property. The Company and the Nutrien Subsidiaries own, possess or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how, patents, copyrights, confidential information and other intellectual property (collectively, “Intellectual Property Rights”) presently employed by them or necessary to conduct the business now operated by them, and have not received any notice of infringement of or conflict with asserted rights of others with respect to any Intellectual Property Rights that, if determined adversely to the Company or any of the Nutrien Subsidiaries, would individually or in the aggregate have a Material Adverse Effect.

(q) Environmental Laws. Except as disclosed in the General Disclosure Package and the Prospectus, neither the Company nor any of the Nutrien Subsidiaries is in violation of any statute, rule, regulation, decision or order of any governmental agency or body or any court, domestic or foreign, relating to the use, disposal or release of hazardous or toxic substances or relating to the protection or restoration of the environment or human exposure to hazardous or toxic substances (collectively, “Environmental Laws”), owns or operates any real property contaminated with any substance required to be remediated under any Environmental Laws, or, to the Company’s knowledge, is liable for any off-site disposal or contamination pursuant to any Environmental Laws or is subject to any claim under any Environmental Laws, which violation, contamination, liability or claim would individually or in the aggregate have a Material Adverse Effect; and, except as disclosed in the General Disclosure Package and the Prospectus, the Company is not aware of any pending investigation that would be likely to lead to such a claim. In addition, based upon the Company’s reviews, conducted in the ordinary course of its business, of the effect of Environmental Laws on the business and operations of the Company and the Nutrien Subsidiaries, the Company has reasonably concluded that, except as disclosed in the General Disclosure Package and the Prospectus, the costs and liabilities under Environmental Laws currently in effect (including, without limitation, any capital or operating expenditures required for clean-up, closure or rehabilitation of properties or compliance with Environmental Laws or any Permit, any related constraints on operating activities and potential liabilities to third parties) would not, individually or in the aggregate, have a Material Adverse Effect.

(r) No Material Litigation. Except as disclosed in the General Disclosure Package and the Prospectus, there are no pending actions, suits or proceedings against or affecting the Company, any of the Nutrien Subsidiaries or any of their respective properties that, if determined adversely to the Company or any of the Nutrien Subsidiaries, would individually or in the aggregate have a Material Adverse Effect or would materially and adversely affect the ability of the Company to perform its obligations under the Indenture, the Terms Agreement (including the provisions of this agreement); and no such actions, suits or proceedings are, to the Company’s knowledge, threatened.

(s) Financial Statements. The financial statements of the Company incorporated by reference in the Registration Statement, the General Disclosure Package and the Prospectus present fairly in all material respects the financial position of the Company and its consolidated subsidiaries as of the dates shown and their results of operations and cash flows for the periods shown, and such financial statements have been prepared in conformity in all material respects with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applied on a consistent basis throughout the periods presented, except as otherwise noted therein; and any schedules related to the Company incorporated by reference in the Registration Statement present fairly in all material respects the information required to be stated therein. Except as included therein, no historical or pro forma financial statements or supporting schedules are required to be included or incorporated by reference in the Registration Statement, the General Disclosure Package or the Prospectus under the Securities Act or the rules and regulations of the Commission thereunder or applicable Canadian Securities Laws.

(t) No Material Adverse Change. Except as disclosed in the General Disclosure Package and the Prospectus, since the date of the latest audited financial statements of the Company incorporated by reference in the General Disclosure Package, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the financial condition, business, properties or results of operations of the Company and its consolidated subsidiaries taken as one enterprise.

(u) Investment Company Act. The Company is not and, after giving effect to the offering and sale of the Offered Securities and the application of the proceeds thereof as described in the Prospectus and the General Disclosure Package, will not be required to register as an “investment company’’ as defined in the Investment Company Act of 1940, as amended.

(v) Internal Controls and Compliance with the Sarbanes-Oxley Act. There is no failure on the part of the Company, any Nutrien Subsidiary or the Company’s Board of Directors to comply in all material respects with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the applicable rules and regulations of the New York Stock Exchange. The Company has devised and established and maintains the following, among other, internal controls (without duplication): (x) a system of “internal accounting controls” as contemplated by Section 13(b)(2)(B) of the Exchange Act and (y) “internal control over financial reporting” (as such term is defined in Rule 13a-15(f) under the Exchange Act) that comply in all material respects with the requirements of the Exchange Act and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Such internal controls are overseen by the Audit Committee of the Company’s Board of Directors in all material respects in accordance with the rules and regulations under the Exchange Act. Except as disclosed in the General Disclosure Package and the Prospectus, there are no material weaknesses in the Company’s internal control over financial reporting, and there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company employs disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act and as contemplated by the certifications required under National Instrument 52-109—Certification of Disclosure in Issuer’s Annual and Interim Filings) that are designed to ensure that information required to be disclosed by the Company in its filings with the Commission under the Exchange Act and the Qualifying Authorities is recorded, processed, summarized and reported, within the time periods specified in the Commission’s or the Qualifying Authorities’ rules and forms, as applicable, and is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding disclosure.

(w) Money Laundering Laws. The operations of the Company and its subsidiaries are and have been conducted at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency or body or any court, in each case that are applicable to the Company or its subsidiaries (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any governmental agency or body or any court involving the Company or any of the Nutrien Subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(x) Sanctions Laws. None of the Company, any of the Nutrien Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of the Nutrien Subsidiaries is an individual or entity (a “Person”) currently the subject or target of any sanctions administered or enforced by the United States Government or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company located, organized or resident in a country or territory that is the subject of Sanctions. None of the Company, any of the Nutrien Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or representative of the Company or any of the Nutrien Subsidiaries, will knowingly use the proceeds of the sale of the Offered Securities in manner that would result in a violation by the Company or any of its subsidiaries of Sanctions.

(y) Anticorruption Laws. None of the Company, any of the Nutrien Subsidiaries or, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the Canadian Corruption of Foreign Public Officials Act, or any other similar applicable law of any jurisdiction relating to bribery or corruption (collectively, the “Anticorruption Laws”) and the Company and the Nutrien Subsidiaries and, to the knowledge of the Company, affiliates of the Company that the Company effectively controls, have conducted their businesses in compliance with the Anticorruption Laws and have instituted, or are in the process of instituting, and maintain, or will maintain, as applicable, policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(z) Information Technology. Except as disclosed in the General Disclosure Package and the Prospectus, the Company and the Nutrien Subsidiaries have not been notified of, and have no knowledge of any material security breach or other compromise of or relating to any of the Company’s or the Nutrien Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of their respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of them), equipment or technology (collectively, “IT Systems and Data”) and (i) the Company and the Nutrien Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any security breach or other compromise to their IT Systems and Data, except in the case of this clause (i) as would not, individually or in the aggregate, have a Material Adverse Effect; (ii) the Company and the Nutrien Subsidiaries are presently in compliance with applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification, except as would not, individually or in the aggregate, have a Material Adverse Effect; and (iii) the Company and the Nutrien Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices.

3.     Purchase and Offering of Offered Securities. The obligation of the Underwriters to purchase the Offered Securities will be evidenced by an agreement (the “Terms Agreement”) at the time the Company determines to sell the Offered Securities. The Terms Agreement will incorporate by reference the provisions of this agreement, except as otherwise provided therein, and will specify the firm or firms that will be the Underwriters, the names of any Representatives, the principal amount to be purchased by each Underwriter, the purchase price to be paid by the Underwriters and the terms of the Offered Securities not already specified in the Indenture, including, but not limited to, interest rate, maturity, any redemption provisions and any sinking fund requirements. The Terms Agreement will also specify the time and date of delivery and payment (such time and date, or such other time not later than seven full Business Days thereafter as the Underwriter first named in the Terms Agreement (the “Lead Underwriter”) and the Company agree as the time for delivery and payment, being herein referred to as the “Closing Date” and in the Terms Agreement referred to as the “Closing”), the place of delivery and payment and any details of the terms of offering that should be reflected in the prospectus supplement relating to the offering of the Offered Securities. For purposes of Rule 15c6-1 under the Exchange Act, the Closing Date (if later than the otherwise applicable settlement date) shall be the date for payment of funds and delivery of securities for all the Offered Securities sold pursuant to the offering, other than Contract Securities (as defined below) for which payment of funds and delivery of securities shall be as hereinafter provided. The obligations of the Underwriters to purchase the Offered Securities will be several and not joint. It is understood that the Underwriters propose to offer the Offered Securities for sale as set forth in the Prospectus.

On the Closing Date, the Company will pay, as an underwriting fee in respect of the public distribution of the Offered Securities, to the Underwriters, the fee set forth in the Terms Agreement (the “Underwriting Fee”). Such Underwriting Fee may be paid by the Company to the Underwriters by setting off the Underwriting Fee payable by the Company to the Underwriters against the amount payable by the Underwriters to the Company as the purchase price for the Offered Securities.

If the Terms Agreement specifies “Book-Entry Only” settlement or otherwise states that the provisions of this paragraph shall apply, the Company will deliver against payment of the purchase price the Offered Securities in the form of one or more permanent global securities in definitive form (the “Global Securities”) deposited with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., as nominee for DTC. Interests in any permanent global securities will be held only in book-entry form through DTC, except in the limited circumstances described in the Prospectus. Payment for the Offered Securities shall be made by the Underwriters in Federal (same day) funds by wire transfer to an account previously designated by the Company at a bank acceptable to the Lead Underwriter, in each case drawn to the order of the Company at the place of payment specified in the Terms Agreement on the Closing Date, against delivery to the Trustee as custodian for DTC of the Global Securities representing all of the Offered Securities.

Each Underwriter agrees that it will not offer or sell, directly or indirectly, any of the Offered Securities in any jurisdiction where such offer or sale is not permitted. Each Underwriter further agrees that it will not (i) offer or sell, directly or indirectly, any Offered Securities in Canada or any province or territory thereof or to any resident of Canada, (ii) distribute any material related to the Offered Securities in Canada in contravention of the securities laws of Canada or any province or territory thereof and (iii) that any selling or similar agreement with respect to the Offered Securities will require each selling firm to make an agreement to the same effect.

4.     Certain Agreements of the Company. The Company agrees with the several Underwriters that it will furnish to counsel for the Underwriters, one signed copy of the Registration Statement, including all exhibits, in the form it became effective and of all amendments thereto and that, in connection with each offering of Offered Securities:

(a) File Prospectus. The Company will file the U.S. Final Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 not later than the Commission’s close of business on the Business Day following the date of filing of the Canadian Final Prospectus with the Qualifying Authorities.

(b) Amendments or Supplements to Registration Statement or Prospectus. The Company will advise the Lead Underwriter promptly of any proposal to amend or supplement the Registration Statement, the Statutory Prospectus or the Prospectus and will, subject to compliance in a timely manner with its disclosure obligations under applicable securities legislation or requirements of any relevant stock exchange rules, afford the Lead Underwriter a reasonable opportunity to comment on any such proposed amendment or supplement; and the Company will also advise the Lead Underwriter promptly of the filing of any such amendment or supplement and of the institution by the Commission of any stop order proceedings in respect of the Registration Statement or of any part thereof and will use its reasonable best efforts to prevent the issuance of any such stop order and to obtain as soon as possible its lifting, if issued.

(c) Term Sheet. The Company will prepare a final term sheet relating to the Offered Securities containing only information that describes the final terms of the Offered Securities and otherwise in a form consented to by the Lead Underwriter, and will file such final term sheet within the period required by Rule 433(d)(5)(ii) under the Securities Act following the date such final terms have been established for all classes of the Offered Securities. Any such final term sheet is an Issuer Free Writing Prospectus for purposes of this agreement. The Company also consents to the use by any Underwriter of a free writing prospectus that contains only (i) (A) information describing the preliminary terms of the Offered Securities or their offering or (B) information that describes the final terms of the Offered Securities or their offering and that is included in the final term sheet of the Company contemplated in the first sentence of this subsection or (ii) other information that is not “issuer information,” as defined in Rule 433 under the Securities Act, it being understood that any such free writing prospectus referred to in clause (ii) above shall not be an Issuer Free Writing Prospectus for purposes of this agreement.

(d) Material Changes. If, at any time when a prospectus relating to the Offered Securities is (or, but for the exemption provided by Rule 172 under the Securities Act, would be) required to be delivered under the Securities Act in connection with sales by any Underwriter or dealer, any event occurs as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it is necessary at any time to amend the Prospectus to comply with the Securities Act or applicable Canadian Securities Laws, the Company promptly will notify the Lead Underwriter of such event and will promptly prepare and file with the Qualifying Authorities and the Commission, at its own expense, an amendment or supplement that will correct such statement or omission or an amendment that will effect such compliance. Neither the Lead Underwriter’s consent to, nor the Underwriters’ delivery of, any such amendment or supplement shall constitute a waiver of any of the conditions set forth in Section 6 hereof.

(e) Delivery of Earnings Statement. As soon as practicable, but not later than 16 months after the date of each Terms Agreement, the Company will make generally available to its securityholders an earnings statement covering a period of at least 12 months beginning after the date of such Terms Agreement and satisfying the provisions of Section 11(a) and Rule 158 under the Securities Act.

(f) Delivery of Filed Documents. The Company will furnish to the Representatives English language copies of the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the documents incorporated by reference in the Canadian Prospectus, and any Supplementary Material, approved, signed and certified as required by the securities laws of the Qualifying Provinces and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein or otherwise deemed a part thereof), the Form F-X and signed copies of all consents and certificates of experts, in each case as soon as available and in such quantities as the Lead Underwriter reasonably requests. Copies of the English versions of the Canadian Final Base Shelf Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, the documents incorporated by reference in the Canadian Prospectus, and any Supplementary Material furnished to the Underwriters will be identical to the corresponding electronically transmitted copies thereof filed with the Qualifying Authorities pursuant to SEDAR, and the copies of the Registration Statement and each amendment or supplement thereto furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will also deliver to the Representatives and counsel for the Underwriters copies of all correspondence with the Qualifying Authorities relating to any proposed or requested exemptions from the requirements of applicable Canadian Securities Laws relating to the Canadian Prospectus or the Shelf Securities. The Company has delivered to each Underwriter, without charge, as many English language commercial copies of the U.S. Preliminary Prospectus as such Underwriter has reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the Securities Act. The Company will furnish to each Underwriter, without charge, during the period when a prospectus is required by the Securities Act or the Securities Act Regulations to be delivered in connection with sales of the Offered Securities, such number of copies of the English language U.S. Final Prospectus and any Issuer Free Writing Prospectus (each as amended or supplemented) as such Underwriter may reasonably request. The copies of the U.S. Preliminary Prospectus and the U.S. Final Prospectus furnished to the Underwriters will be identical to the electronically transmitted copies thereof filed with the Commission pursuant to EDGAR, except to the extent permitted by Regulation S-T. The Company will pay the reasonable expenses of printing and distributing to the Underwriters all such documents; provided that, if any Underwriter is required to deliver a prospectus in connection with sales of Offered Securities at any time nine months or more after the date of the Prospectus with respect thereto, the cost of such Prospectus shall be at the expense of such Underwriter.

(g) Qualification of Offered Securities. To the extent required to facilitate the offering of Offered Securities, the Company will cooperate with the Representatives and with counsel for the Underwriters in connection with the qualification of the Offered Securities for sale and the determination of their eligibility for investment under the laws of such jurisdictions in the United States as the Lead Underwriter may reasonably designate and will continue such qualifications in effect so long as required for the distribution of the Offered Securities; provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not now so qualified, to take any action that would subject it to service of process in suits, other than those arising out of the offering or sale of the Offered Securities, in any jurisdiction where it is not now subject or to subject itself to taxation as doing business in any such jurisdiction.

(h) Expenses. The Company will pay all expenses incident to the performance of its obligations under this agreement, including (i) the preparation, printing and filing, as applicable, of the Registration Statement (including financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the U.S. Shelf Prospectus, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Shelf Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, any Issuer Free Writing Prospectuses and any Supplementary Material and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of the Terms Agreement (including this agreement), any agreement among Underwriters, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Offered Securities; provided, however, that this clause (ii) shall not include the fees of counsel to the Underwriters in connection with the foregoing, (iii) the preparation, issuance and delivery of the certificates for the Offered Securities to the Underwriters, including any charges of DTC in connection therewith, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisers, (v) the qualification of the Offered Securities under the laws of such jurisdictions in the United States as the Lead Underwriter may reasonably designate, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of any Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of the U.S. Shelf Prospectus, any Issuer Free Writing Prospectuses, the U.S. Preliminary Prospectus, the U.S. Final Prospectus, the Canadian Shelf Prospectus, the Canadian Preliminary Prospectus, the Canadian Final Prospectus, and Supplementary Material and any amendments or supplements thereto, (vii) the printing and delivery to the Underwriters of copies of any Blue Sky Survey and any supplement thereto, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Offered Securities, (ix) the reasonable and documented fees and disbursements of counsel for the Underwriters in connection with compliance with the rules and regulations of the Financial Industry Regulatory Authority, Inc. and (x) the costs and expenses of the Company relating to investor presentations on any “road show” undertaken in connection with the marketing of the Offered Securities, including without limitation, expenses associated with the production of road show slides and graphics, fees and expenses of any consultants engaged in connection with the road show presentations, travel and lodging expenses of the representatives and officers of the Company and any such consultants, and the cost of aircraft and other transportation chartered in connection with the road show and any fees payable in connection with the rating of the Offered Securities. Except as indicated above in this paragraph, it is understood that the Underwriters will pay all of their costs and expenses, including the fees and expenses of their counsel and certain advertising expenses in connection with any offer the Underwriters make with respect to the Offered Securities.

(i) Taxes. The Company will indemnify and hold harmless the Underwriters against any documentary, stamp or similar issue tax under the laws of Canada, including any interest and penalties payable thereon, payable by the Underwriters on the creation, issue and sale of the Offered Securities to the Underwriters as contemplated hereby and on the execution and delivery of the Terms Agreement. All payments to be made by the Company to the Underwriters hereunder shall be made without withholding or deduction for or on account of any present or future taxes under Part XIII of the Income Tax Act (Canada), unless the Company is compelled by law to deduct or withhold such taxes, duties or charges. In the event and to the extent the Underwriters cannot claim or otherwise take advantage of a tax credit, refund or exemption for Canadian tax withheld, the Company shall pay such additional amounts as may be necessary in order that the net amounts received by the Underwriters after such withholding or deduction shall equal the amounts that would have been received if no withholding or deduction had been made.

(j) Lock-up. The Company will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to United States dollar-denominated debt securities issued or guaranteed by the Company and having a maturity of more than one year from the date of issue, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of the Lead Underwriter for the period, if any, specified in the Terms Agreement.

(k) Use of Proceeds. The Company expects to apply the net proceeds from the sale of the Offered Securities substantially in accordance with the description set forth in the General Disclosure Package and the Prospectus.

5.     Free Writing Prospectus. (a)(i) The Company represents and agrees that, other than the final term sheet prepared and filed pursuant to Section 4(c) hereof, without the prior consent of the

Representatives, it has not made and will not make any offer relating to the Offered Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a “free writing prospectus” as defined in Rule 405;

(ii) each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, other than one or more term sheets relating to the Offered Securities containing customary information and conveyed to purchasers of Offered Securities, it has not made and will not make any offer relating to the Offered Securities that would constitute a “free writing prospectus” as defined in Rule 405, required to be filed with the Commission; and

(iii) any such free writing prospectus the use of which has been consented to by the Company and the Representatives is listed on Schedule B to the Terms Agreement;

(b) The Company has complied and will comply with the requirements of Rule 433 and Rule 164 under the Securities Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and

(c) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Statutory Prospectus or the Prospectus or as a result of which such Issuer Free Writing Prospectus, if republished immediately following such event or development, would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives, will promptly amend or supplement such Issuer Free Writing Prospectus to eliminate or correct such conflict, untrue statement or omission and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter such amended or supplemented Issuer Free Writing Prospectus; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.

6.     Conditions of the Obligations of the Underwriters. The obligations of the several Underwriters to purchase and pay for the Offered Securities will be subject to the accuracy of the representations and warranties on the part of the Company herein, to the accuracy of the statements of the Company’s officers made pursuant to the provisions hereof, to the performance by the Company of its obligations hereunder and to the following additional conditions precedent:

(a) Company Comfort Letter. At the time of the execution of this Agreement, the Representatives shall have received from KPMG LLP a letter dated such date, in form and substance satisfactory to the Representatives, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information relating to the Company included or incorporated by reference in the General Disclosure Package.

(b) Prospectus Filed; No Stop Order. The Canadian Final Prospectus shall have been filed with the Qualifying Authorities under the Shelf Procedures and the U.S. Final Prospectus shall have been filed with the Commission pursuant to General Instruction II.L of Form F-10 and in accordance with Section 4(a) of this Underwriting Agreement. The final term sheet contemplated by Section 4(c) hereof, and any other material required to be filed by the Company pursuant to Rule 433(d) under the Securities Act, shall have been filed with the Commission within the applicable time periods prescribed for such filings by Rule 433 under the Securities Act. At the Closing Date, (i) no stop order suspending the effectiveness of the Registration Statement or of any part thereof shall have been issued and no proceedings for that purpose shall have been instituted or, to the knowledge of the Company or any Underwriter, shall be threatened by the Commission; (ii) no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; (iii) no order having the effect of ceasing or suspending the distribution of the Offered Securities shall have been issued and no proceedings for that purpose shall have been instituted or pending or, to the knowledge of the Company, threatened by the Qualifying Authorities; and (iv) all requests for additional information on the part of the Qualifying Authorities or the Commission shall have been complied with to the Representatives’ reasonable satisfaction.

(c) No Material Adverse Change. Subsequent to the execution of the Terms Agreement, there shall not have occurred (i) any change, or any development or event involving a prospective change, in the financial condition, business, properties or results of operations of the Company and its subsidiaries taken as one enterprise that, in the judgment of the Representatives, is material and adverse and makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities; (ii) any downgrading in the rating of any debt securities of the Company by any “nationally recognized statistical rating organization” (as such term is used in relation to Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act), or any public announcement that any such organization has under surveillance or review its rating of any debt securities of the Company (other than an announcement with positive implications of a possible upgrading, and no implication of a possible downgrading, of such rating); (iii) any suspension or material limitation of trading in securities generally on the New York Stock Exchange or the Toronto Stock Exchange or any setting of minimum prices for trading on such exchanges, or any suspension of trading of any securities of the Company on the New York Stock Exchange or the Toronto Stock Exchange; (iv) any banking moratorium declared by U.S. Federal, New York or Canadian Federal authorities; or (v) any outbreak or escalation of major hostilities in which the United States or Canada is involved, any declaration of war by Congress or the Government of Canada or any other substantial national or international calamity or emergency if, in the judgment of the Representatives, the effect of any such outbreak, escalation, declaration, calamity or emergency makes it impractical or inadvisable to proceed with completion of the public offering or the sale of and payment for the Offered Securities.

(d) Opinion of Canadian and U.S. Counsel to the Company. The Representatives shall have received an opinion, dated the Closing Date, of Blake, Cassels & Graydon LLP, Canadian counsel to the Company, substantially in the form included as Exhibit A, and an opinion, dated the Closing Date, of Jones Day, United States counsel to the Company, substantially in the form included as Exhibit B.

(e) Opinion of Canadian Tax Counsel to the Company. The Representatives shall have received an opinion, dated the Closing Date, of Canadian tax counsel to the Company, to the effect that, subject to the assumptions, limitations, qualifications and conditions set out therein, the statements made in the General Disclosure Package and the Prospectus relating to Canadian federal income tax laws under the heading “Certain Income Tax Considerations—Certain Canadian Federal Income Tax Considerations,” insofar as they relate to matters of Canadian federal income tax law, constitute a fair summary of the matters so discussed and applicable to the holders of Offered Securities described therein in all material respects.

(f) Opinion of Counsel to the Underwriters. The Representatives shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Underwriters, such opinion or opinions, dated the Closing Date, with respect to such matters as the Representatives may require, and the Company shall have furnished to such counsel such documents as they request for the purpose of enabling them to pass upon such matters.

(g) Officer’s Certificate. The Representatives shall have received a certificate, dated the Closing Date, of the Chief Financial Officer or other officer of Company satisfactory to the Lead Underwriter, acting reasonably, in which such officer, to the best of his knowledge after reasonable investigation, shall state on behalf of the Company that (i) the representations and warranties of the Company in this agreement are true and correct, (ii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied hereunder at or prior to the Closing Date, (iii) no stop order suspending the effectiveness of the Registration Statement or of any part thereof has been issued and no proceedings for that purpose have been instituted or, to their knowledge, are threatened by the Commission, and (iv) subsequent to the date of the most recent financial statements in the General Disclosure Package and the Prospectus, there has been no material adverse change, nor any development or event involving a prospective material adverse change, in the financial condition, business, properties or results of operations of the Company and its subsidiaries, taken as one enterprise, except as set forth in or contemplated by the Registration Statement, the Statutory Prospectus or the Prospectus or as described in such certificate.

(h) Bring-down Company Comfort Letter. The Representatives shall have received a letter, dated the Closing Date, of KPMG LLP which meets the requirements of subsection (a) of this Section, except that the specified date referred to in such subsection will be a date not more than three days prior to the Closing Date for the purposes of this subsection.

The Company will furnish the Representatives with such conformed copies of such opinions, certificates, letters and documents as the Representatives reasonably request. The Lead Underwriter may waive on behalf of the Underwriters compliance with any conditions to the obligations of the Underwriters under this agreement and the Terms Agreement, provided that each Representative has consented to such waiver.

7.     Indemnification and Contribution. (a) Indemnification of the Underwriters by the Company. The Company will indemnify and hold harmless each Underwriter, its partners, directors and officers and each person, if any, who controls such Underwriter within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (each, an “Indemnified Party”), against any losses, claims, damages or liabilities, joint or several, to which such Indemnified Party may become subject, under the Securities Act, applicable Canadian Securities Laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of any material fact contained in the Canadian Shelf Prospectus, U.S. Shelf Prospectus, U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the Statutory Prospectus, the Prospectus or any Supplementary Material, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Securities Act, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and will reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending against any loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission, as such expenses are incurred; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or alleged untrue statement in or omission or alleged omission from any of such documents in reliance upon and in conformity with written information, if any, furnished to the Company by any Underwriter through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in the Terms Agreement.

(b) Indemnification of the Company by the Underwriters. Each Underwriter will severally and not jointly indemnify and hold harmless the Company, its directors and officers and each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act (each, an “Underwriter Indemnified Party”), against any losses, claims, damages or liabilities to which such Underwriter Indemnified Party may become subject, under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, or any amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) any untrue statement or alleged untrue statement of any material fact contained in the Canadian Shelf Prospectus, the U.S. Shelf Prospectus, the U.S. Preliminary Prospectus, the Canadian Preliminary Prospectus, the Statutory Prospectus, the Prospectus or any Supplementary Material, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or the omission or the alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information, if any, furnished to the Company by such Underwriter through the Representatives specifically for use therein, and will reimburse any legal or other expenses reasonably incurred by such Underwriter Indemnified Party in connection with investigating or defending any such loss, claim, damage, liability, action, litigation, investigation or proceeding whatsoever (whether or not such Underwriter Indemnified Party is a party thereto), whether threatened or commenced, based upon any such untrue statement or omission, or any such alleged untrue statement or omission, as such expenses are incurred, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in the Terms Agreement.

(c) Actions Against Parties; Notification. Promptly after receipt by an indemnified party under this Section of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against the indemnifying party under subsection (a) or (b) above, notify the indemnifying party of the commencement thereof but the omission so to notify the indemnifying party will not relieve it from any liability that it may have under subsection (a) or (b) above except to the extent that it has been materially prejudiced (through the forfeiture of substantive rights or defenses) by such failure; and provided further that the failure to notify the indemnifying party shall not relieve it from any liability that it may have to any indemnified party otherwise than under subsection (a) or (b) above. In case any such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate therein and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay the fees and disbursements of such counsel related to such proceeding. In any such proceeding, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party unless such settlement (i) includes an unconditional release of such indemnified party from all liability on any claims that are the subject matter of such action and (ii) does not include a statement as to, or an admission of, fault, culpability or a failure to act by or behalf of an indemnified party. It is understood that the indemnifying party shall, in connection with any one action, suit or proceeding or separate but substantially similar or related actions, suits or proceedings in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of only one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties not having actual or potential differing interests. The indemnifying party shall not be liable for any settlement of any such action, suit or proceeding effected without its written consent, which consent shall not be unreasonably withheld.

(d) Contribution. If the indemnification provided for in this Section is unavailable or insufficient to hold harmless an indemnified party under subsection (a) or (b) above, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of the losses, claims, damages or liabilities referred to in subsection (a) or (b) above (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company bear to the total Underwriting Fee received by the Underwriters. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. The amount paid by an indemnified party as a result of the losses, claims, damages or liabilities referred to in the first sentence of this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any action or claim that is the subject of this subsection (d). Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Offered Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

(e) Obligations in Addition to Other Liabilities. The obligations of the Company under this Section shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of Section 15 of the Securities Act; and the obligations of the Underwriters under this Section shall be in addition to any liability that the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each director of the Company, to each officer of the Company who has signed the Registration Statement, the Canadian Preliminary Base Shelf Prospectus or the Canadian Final Base Shelf Prospectus and to each person, if any, who controls the Company within the meaning of Section 15 of the Securities Act.

8.     Default of Underwriters. If any Underwriter or Underwriters default in their obligations to purchase Offered Securities under the Terms Agreement and the aggregate principal amount of Offered Securities that such defaulting Underwriter or Underwriters agreed but failed to purchase does not exceed 10% of the total principal amount of Offered Securities, the Lead Underwriter may make arrangements satisfactory to the Company for the purchase of such Offered Securities by other persons, including any of the Underwriters, but if no such arrangements are made by the Closing Date, the non-defaulting Underwriters shall be obligated severally, in proportion to their respective commitments under the Terms Agreement (including the provisions of this agreement), to purchase the Offered Securities that such defaulting Underwriters agreed but failed to purchase. If any Underwriter or Underwriters so default and the aggregate principal amount of Offered Securities with respect to which such default or defaults occur exceeds 10% of the total principal amount of Offered Securities and arrangements satisfactory to the Lead Underwriter and the Company for the purchase of such Offered Securities by other persons are not made within 36 hours after such default, the Terms Agreement will terminate without liability on the part of any non-defaulting Underwriter or the Company, except as provided in Section 9. As used in this agreement, the term “Underwriter” includes any person substituted for an Underwriter under this Section. Nothing herein will relieve a defaulting Underwriter from liability for its default.

9.     Survival of Certain Representations and Obligations. The respective indemnities, agreements, representations, warranties and other statements of the Company or its officers and of the several Underwriters set forth in or made pursuant to the Terms Agreement (including the provisions of this agreement) will remain in full force and effect, regardless of any investigation, or statement as to the results thereof, made by or on behalf of any Underwriter, the Company or any of their respective representatives, officers or directors or any controlling person, and will survive delivery of and payment for the Offered Securities. If the Terms Agreement is terminated pursuant to Section 8 or if for any reason the purchase of the Offered Securities by the Underwriters is not consummated, the Company shall remain responsible for the expenses to be paid or reimbursed by it pursuant to Section 4 and the respective obligations of the Company and the Underwriters pursuant to Section 7 shall remain in effect. If the purchase of the Offered Securities by the Underwriters is not consummated for any reason other than because of the termination of the Terms Agreement pursuant to Section 8 or the occurrence of any event specified in clause (iii), (iv) or (v) of Section 6(c), the Company will reimburse the Underwriters for all out-of-pocket expenses (including fees and disbursements of counsel) reasonably incurred by them in connection with the offering of the Offered Securities.

10.     Notices. All communications hereunder will be in writing and, if sent to the Underwriters, will be mailed, delivered or telegraphed and confirmed to them at their address furnished to the Company in writing for the purpose of communications hereunder or, if sent to the Company, will be mailed, delivered or telegraphed and confirmed to it at 211 19th Street East, Suite 1700, Saskatoon, Saskatchewan, Canada S7K 5R6, Tel.: (306) 933-8500, Fax: (306) 652-2699, Attention: Chief Financial Officer.

11.     Successors. The Terms Agreement (including the provisions of this agreement) will inure to the benefit of and be binding upon the Company and such Underwriters as are identified in the Terms Agreement and their respective successors and the officers and directors and controlling persons referred to in Section 7, and no other person will have any right or obligation hereunder.

12.     Representation of Underwriters. Any Representatives will act for the several Underwriters in connection with the financing described in the Terms Agreement, and any action under such Terms Agreement (including the provisions of this agreement) taken by the Representatives jointly or by the Lead Underwriter will be binding upon all the Underwriters.

13.     Counterparts. The Terms Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same Agreement.

14.     Applicable Law. This agreement and the Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to the principles of conflicts of laws.

15.     Submission to Jurisdiction. The Company hereby submits to the non-exclusive jurisdiction of the United States federal and state courts in the Borough of Manhattan in The City of New York in any suit or proceeding arising out of the Terms Agreement (including the provisions of this agreement) or the transactions contemplated thereby. The Company irrevocably appoints CT Corporation System, 28 Liberty Street, New York, NY 10005, as its authorized agent in the Borough of Manhattan in the City of New York upon which process may be served in any such suit or proceeding, and agrees that service of process upon such agent, and written notice of said service to the Company by the person serving the same to the address provided in Section 10, shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action as may be necessary to maintain such designation and appointment of such agent in full force and effect for a period of six years from the date of the Terms Agreement.

16.     Judgment Currency. The obligation of the Company in respect of any sum due to any Underwriter shall, notwithstanding any judgment in a currency other than United States dollars, not be discharged until the first Business Day following receipt by such Underwriter of any sum adjudged to be so due in such other currency, on which (and only to the extent that) such Underwriter may in accordance with normal banking procedures purchase United States dollars with such other currency; if the United States dollars so purchased are less than the sum originally due to such Underwriter thereunder, the Company agrees, as a separate and independent obligation and notwithstanding any such judgment, to indemnify such Underwriter against such loss. If the United States dollars so purchased are greater than the sum originally due to such Underwriter thereunder, such Underwriter agrees to pay promptly to the Company an amount equal to the excess of the dollars so purchased over the sum originally due to such Underwriter thereunder.

17.     Patriot Act. In accordance with the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)), the Underwriters are required to obtain, verify and record information that identifies their respective clients, including the Company, which information may include the name and address of their respective clients, as well as other information that will allow the Underwriters to properly identify their respective clients.

18.     Recognition of the U.S. Special Resolution Regimes. (i) In the event that any Underwriter that is a Covered Entity (as defined below) becomes subject to a proceeding under either of (a) the Federal Deposit Insurance Act and the regulations promulgated thereunder or (b) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder (each, a “U.S. Special Resolution Regime”), the transfer from such Underwriter of this agreement, and any interest and obligation in or under this agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States; (ii) in the event that any Underwriter that is a Covered Entity or an affiliate pursuant to the meaning assigned to the term in and interpreted in accordance with, 12 U.S.C. § 1841(k) (a “BHC Act Affiliate”) of such Underwriter becomes subject to a proceeding under a U.S. Special Resolution Regime, default rights, pursuant to the meaning assigned to the term in and interpreted in accordance with 12 C.F.R. §§252.81, 47.2 or 382.1, as applicable (“Default Rights”) under this agreement that may be exercised against such Underwriter are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this agreement were governed by the laws of the United States or a state of the United States.

“Covered Entity” means any of (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

SCHEDULE A

Nutrien Subsidiaries

Potash Corporation of Saskatchewan Inc.

Nutrien (Canada) Holdings ULC

Agrium Canada Partnership

Agrium Potash Ltd.

Agrium U.S. Inc.

Cominco Fertilizer Partnership

Loveland Products Inc.

Nutrien Ag Solutions Argentina S.A

Nutrien Ag Solutions (Canada) Inc.

Nutrien Ag Solutions, Inc.

Nutrien Ag Solutions Limited

PCS Nitrogen Fertilizer, L.P.

PCS Nitrogen Ohio L.P.

PCS Sales (USA) Inc.

PCS Nitrogen Trinidad Limited

PCS Phosphate Company, Inc.

Potash Holding Company, Inc.

SCHEDULE B

NUTRIEN LTD

TERMS AGREEMENT

Debt Securities

[Date]

To: The Underwriters identified herein

Ladies and Gentlemen:

The undersigned Nutrien Ltd. (the “Company”) agrees to sell to the several Underwriters named in Schedule A hereto (collectively, the “Underwriters”) for their respective accounts, on and subject to the terms and conditions of the Underwriting Agreement attached hereto as Exhibit I (the “Underwriting Agreement”), the following securities on the following terms:

Title:

Principal Amount:

Interest:

Maturity:

Optional Redemption:

Redemption for Changes in Withholding Taxes:

Listing:

Lock-up Period (pursuant to Section 4(j) of the Underwriting Agreement):

Underwriting Discount: 20     Notes:     % of the principal amount of the 20     Notes; 20     Notes:     % of the principal amount of the 20     Notes

Payment by Underwriters: 20     Notes:     % of the principal amount of the 20     Notes, plus accrued interest, if any, from and including             , 20    ;20     Notes:     % of the principal amount of the 20     Notes, plus accrued interest, if any, from and including             , 20

Expected Reoffering Price: 20     Notes:     % of the principal amount of the 20     Notes, subject to change by the Representatives; 20     Notes:     % of the principal amount of the 20     Notes, subject to change by the Representatives;

Applicable Time:             [a.m.][p.m.] (Eastern Time) on the date of this Terms Agreement

Final Term Sheet: The Company will prepare and file a final term sheet relating to the Notes as contemplated in Section 4(c) of the Underwriting Agreement

Closing:              [a.m.][p.m.] (Eastern Time) on                    , 20    , at the offices of                     , in Federal (same day) funds

Settlement and Trading:

Lead Underwriter:

Representatives:

The respective principal amounts of the Notes to be purchased by each of the Underwriters are set forth opposite their names in Schedule A hereto.

The provisions of the Underwriting Agreement form a part hereof.

For purposes of Sections 2, 5 and 7 of the Underwriting Agreement, the only information furnished to the Company by any Underwriter for use in the General Disclosure Package (as defined in the Underwriting Agreement) or the Final Prospectus Supplements consists of the following information in the Company’s preliminary U.S. and Canadian prospectus supplement, dated                     (the “Preliminary Prospectus Supplements”), and the Final Prospectus Supplements:

If the foregoing is in accordance with your understanding of our agreement, kindly sign and return to the Company one of the counterparts hereof, whereupon it will become a binding agreement between the Company and the several Underwriters in accordance with its terms.

Very truly yours,

NUTRIEN LTD.

By:
Name:
Title:

By:
Name:
Title:

The foregoing Terms Agreement is hereby confirmed

and accepted as of the date first above written.

By:

on behalf of itself and as Lead Underwriter of the several Underwriters

Name:
Title:

SCHEDULE A TO TERMS AGREEMENT

Underwriter	Principal Amount of Notes

Total

SCHEDULE B TO TERMS AGREEMENT

(referred to in Sections 2 and 5 of the Underwriting Agreement)

1.	Statutory Prospectus included in the General Disclosure Package

1. U.S. Shelf Prospectus and Canadian Shelf Prospectus, each dated March 11, 2022, as amended and supplemented (including by a U.S. Preliminary Prospectus or a Canadian Preliminary Prospectus, respectively)

2.	General Use Issuer Free Writing Prospectus (included in the General Disclosure Package)

“General Use Issuer Free Writing Prospectus” consists of the following document:

1. Final term sheet, dated                     , 20    , a copy of which is attached hereto

3.	Issuer Free Writing Prospectus

The use of each of the following Issuer Free Writing Prospectuses has been consented to by the Company and the Representatives pursuant to Section 5(a)(iii) of the Underwriting Agreement:

EXHIBIT A

Opinion of Blake, Cassels & Graydon LLP

[To be provided under separate cover]

EXHIBIT B

Opinion of Jones Day

[To be provided under separate cover]